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                                                                      EXHIBIT 12

                         ADVANTA CORP. AND SUBSIDIARIES
            STATEMENT SETTING FORTH DETAILS OF COMPUTATION OF RATIO
                          OF EARNINGS TO FIXED CHARGES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ IN THOUSANDS)                                                         FOR THE YEARS ENDED DECEMBER 31,
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                                                               1998        1997        1996        1995        1994
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
Net Earnings                                                 $447,880    $ 71,625    $175,657    $136,677    $106,063
Federal and state income taxes                                 (9,044)     24,905      89,104      75,226      59,144
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Earnings before income taxes(A)                               438,836      96,530     264,761     211,903     165,207
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Fixed charges:
  Interest                                                    184,275     324,558     269,700     166,032      94,758
  One-third of all rentals                                      2,627       3,492       2,834       1,641       1,809
  Preferred stock dividend of subsidiary trust                  8,990       8,990         350           0           0
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  Total fixed charges                                         195,892     337,040     272,884     167,673      96,567
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  Earnings before income taxes and fixed charges              634,728     433,570     537,645     379,576     261,774
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  Ratio of earnings to fixed charges(B)                         3.24x       1.29x       1.97x       2.26x       2.71x
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

(A) Earnings before income taxes in 1998 include a $541.3 million gain on transfer of consumer credit card business and $125.1 million of other charges including severance and outplacement costs associated with workforce reduction, option exercise and other employee costs associated with the Fleet Transaction/Tender Offer; expense associated with exited business/product; and asset impairment.

(B) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

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